UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05039303

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MSCS Financial Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Seventeenth Street, Suite 300
(No. and Street)

Denver, CO 80202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R Clifton D'Amato 720-956-5401
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

707 Seventeenth Street, Suite 2700 Denver, CO 80202
(ADDRESS) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R Clifton D'Amato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MSCS Financial Services LLC as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Advisor
Title

Notary Public
exp. 8\20\06

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Statement of Financial Condition
- ☐ (c) Statement of Income
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation. N/A
- ■ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A
- ■ (o) Independent auditors' report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

MSCS FINANCIAL SERVICES LLC

Statement of Financial Condition

December 31, 2004

(With Independent Auditors' Report Thereon
and Supplemental Report on Internal Control Thereon)

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document

KPMG

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

The Board of Directors and Member of
MSCS Financial Services LLC:

We have audited the accompanying statement of financial condition of MSCS Financial Services LLC (the Company) as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MSCS Financial Services LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Denver, Colorado
February 17, 2005

MSCS FINANCIAL SERVICES LLC

Statement of Financial Condition

December 31, 2004

Assets

Assets:		
Cash and cash equivalents	$	251,447
Accounts receivable		1,900
Prepaid expenses and other assets		2,539
Total assets	$	255,886

Liabilities and Member's Equity

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	41,724
Member's equity		214,162
Commitments and contingencies (notes 3 and 4)		
Total liabilities and member's equity	$	255,886

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) *Organization and Nature of Business*

MSCS Financial Services, LLC (the Company) was formed on April 6, 2001, as a Delaware Limited Liability Company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). Pursuant to the Company's membership agreement, the SEC and NASD gave the Company permission to commence operations on January 2, 2002, and will terminate on December 31, 2049.

The Company is a wholly owned subsidiary of Matrix Settlement & Clearance Services, LLC (the Parent). As of December 1, 2004, the Parent is owned 55% by MG Colorado Holdings and 45% by OPTECH Systems, Inc. Prior to December 1, 2004, the Parent was owned through a joint venture between Matrix Bancorp, Inc., and OPTECH Systems, Inc. The Company was formed to perform broker-dealer functions required to support the Parent's business that consists primarily of facilitating the clearing of purchase and redemption trades of various mutual fund shares for the customer accounts of financial institutions such as banks, third-party administrators, and registered investment advisers (the Customers). The Company processes unsolicited mutual fund transactions from the Customers and does not process any retail business.

(b) *Basis of Presentation*

The accompanying financial statements have been prepared using the accrual method of accounting.

(c) *Cash and Cash Equivalents*

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

(d) *Income Taxes*

The members of the Company report their pro rata portions of the Company's net income on their respective tax returns. Therefore, the Company does not reflect a provision or liability for income taxes in the accompanying financial statements.

(e) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related-Party Transactions

For the year ended December 31, 2004, the Company made distributions to the Parent in the amount of $4,625,000.

(Continued)

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and ratio of aggregate indebtedness to net capital. At December 31, 2004, the Company had net capital of $211,623, which was $186,623, was in excess of its required net capital of $25,000. The Company's net capital ratio was 0.2 to 1 as of December 31, 2004.

(4) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (k). Under this exemption "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(Continued)

KPMG

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Member
MSCS Financial Services LLC:

In planning and performing our audit of the financial statements and supplemental schedule of MSCS Financial Services LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for information and use of the board of managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Denver, Colorado
February 17, 2005